SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2006

FUTUREMEDIA PUBLIC LIMITED COMPANY
(Translation of registrant's name into English)

Nile House, Nile Street, Brighton BN1 1HW, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 1
Amendment No. 1 to Securities Purchase Agreement dated June 15, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C.(c). in connection with the Securities Purchase Agreement dated April 19, 2006 by and between Futuremedia PLC, Cornell Capital Partners, LP, Certain Wealth, Ltd. and TAIB Bank, B.S.C.(c) (previously filed as Exhibit 3 on Form 6-K filed on April 25, 2006, File No. 000-21978).

Exhibit 2
Amendment No. 2 to Investor Registration Rights Agreement dated June 15, 2006 by and between Futuremedia PLC and Cornell Capital Partners, LP in connection with the Securities Purchase Agreement dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners (previously filed as Exhibit 2 on Form 6-K filed on December 20, 2005, File No. 000-21978) and the Investor Registration Rights Agreement dated December 19, 2005 by and between Futuremedia PLC and Cornell Capital Partners, LP (previously filed as Exhibit 3 on Form 6-K filed on December 20, 2005, File No. 000-21978) as amended (Amendment No. 1 to the Investor Registration Rights Agreement dated April 19, 2006 previously filed as Exhibit 2 on Form 6-K filed on April 25, 2006, File No. 00-21978).

This Form 6-K is hereby filed and incorporated by reference in Futuremedia PLC’s Registration Statements on Form F-3 (File No. 333-134835), Form F-3 (File No. 333-131314), Form F-3 (File No. 333-128173), Form S-8 (333-128875), Form S-8 (333-128873) and Form S-8 (33-11828).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FUTUREMEDIA PLC, an English public
limited company

By:  /s/ Leonard M. Fertig
Leonard M. Fertig
Chief Executive Officer

Date: June 16, 2006

Exhibit 1
AMENDMENT NO. 1 TO SECURITIES PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 (the “Amendment”) is made and entered into effective as of June 15, 2006, to that certain Securities Purchase Agreement (the “Agreement”) dated April 19, 2006 by and among FUTUREMEDIA PLC, a corporation organized and existing under the laws of England and Wales (the “Company”) and CORNELL CAPITAL PARTNERS, LP, TAIB BANK B.S.C. (c) and CERTAIN WEALTH, LTD. (the “Investors”).

Recitals:

WHEREAS, on or about April 19, 2006, the Company and the Investors entered into a series of financing agreements (the “Transaction Documents”), including, without limitation the Agreement and convertible notes issued pursuant thereto, pursuant to which, among other things, the Investors agreed to advance the Company the aggregate of Seven Million Five Hundred Thousand Dollars ($7,500,000) of secured convertible notes;

WHEREAS, the parties hereto desire to amend the Agreement to extend certain deadlines contained therein; and

WHEREAS, all terms in the Agreement, except as modified herein, and the terms contained in the Transaction Documents, shall remain in full force and effect.

NOW, THEREFORE, in consideration of the premises and the mutual promises, conditions and covenants contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.	The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct by the parties hereto.

2.	Section 4(n) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Following the completion of the acquisition of Executive Business Channel Limited, which occurred on April 25, 2006, the Company shall complete the audit of Executive Business Channel Limited under US GAAP principles no later than by June 30, 2006 and shall make timely filings of any and all required filings with the SEC in connection with such acquisition.”

3.	Section 4(o) of the Agreement is hereby amended and restated in its entirety to read as follows:

“Following the completion of the acquisition of Button Group PLC (“Button”), which occurred on May 26, 2006, the Company shall complete the audit of Button under US GAAP principles no later than by June 30, 2006, and shall make timely filings of any and all required filings with the SEC in connection with such acquisition.”

[SIGNATURE PAGES TO IMMEDIATELY FOLLOW]

IN WITNESS WHEREOF, the parties have signed and delivered this Amendment Agreement on the date first set forth above.

FUTUREMEDIA PLC	CORNELL CAPITAL PARTNERS, LP

By: /s/ Leonard M. Fertig	By: Yorkville Advisors, LLC
Name: Leonard M. Fertig	Its: General Partner
Title: CEO
By: /s/ Mark A. Angelo
Name: Mark A. Angelo
Title: Portfolio Manager

TAIB BANK, B.S.C. (c)

By: /s/ Larry Chaleff
Name: Larry Chaleff
Title: Authorized Person

CERTAIN WEALTH, LTD.

By: /s/ Larry Chaleff
Name: Larry Chaleff
Title: Authorized Person

Exhibit 2
AMENDMENT NO. 2 TO INVESTOR REGISTRATION RIGHTS AGREEMENT

THIS AMENDMENT NO. 2 (the “Amendment”) is made and entered into effective as of June 15, 2006, to that certain Investor Registration Rights Agreement (the “Agreement”) dated December 15, 2005 by and among FUTUREMEDIA PLC, a corporation organized and existing under the laws of England and Wales (the “Company”) and CORNELL CAPITAL PARTNERS, LP (the “Investor”).

Recitals:

WHEREAS, on or about December 15, 2005, the Company and the Investor entered into a series of financing agreements (the “Transaction Documents”), including, without limitation the Securities Purchase Agreement, the convertible note issued thereto, and the Agreement (as defined herein), pursuant to which, among other things, the Investor agreed to advance the Company the aggregate of Two Million Five Hundred Thousand Dollars ($2,500,000) of secured convertible notes;

WHEREAS, the parties hereto desire to amend the Agreement to extend certain deadlines contained therein; and

WHEREAS, all terms in the Agreement, except as modified herein, and the terms contained in the Transaction Documents, shall remain in full force and effect.

NOW, THEREFORE, in consideration of the premises and the mutual promises, conditions and covenants contained herein and other good and valuable consideration, receipt of which is hereby acknowledged, the parties hereto agree as follows:

1.	The foregoing recitals are hereby incorporated herein by reference and acknowledged as true and correct by the parties hereto.

2.	Sections 2(b) of the Agreement are hereby amended and restated in their entirety to read as follows:

 “(b) Effectiveness of the Initial Registration Statement. The Company shall use its commercially reasonable efforts (i) to have the Initial Registration Statement declared effective by the SEC no later than July 15, 2006 (the “Scheduled Effective Deadline”) and (ii) to insure that the Initial Registration Statement and any subsequent Registration Statement remains in effect until all of the Registrable Securities have been sold, subject to the terms and conditions of this Agreement. It shall be an event of default hereunder if the Initial Registration Statement is not filed on or before the Scheduled Filing Deadline or declared effective by the Scheduled Effective Deadline.”

[SIGNATURE PAGES TO IMMEDIATELY FOLLOW]

IN WITNESS WHEREOF, the parties have signed and delivered this Amendment Agreement on the date first set forth above.

FUTUREMEDIA PLC	CORNELL CAPITAL PARTNERS, LP

By: /s/ Leonard Fertig	By: Yorkville Advisors, LLC
Name: Leonard Fertig	Its: General Partner
Title: CEO
By: /s/ Mark A. Angelo
Name: Mark A. Angelo
Title: Portfolio Manager